

December 8, 2021

Jesús Llorca
Chief Financial Officer
SEACOR Marine Holdings Inc.
12121 Wickchester Lane
Suite 500
Houston, TX 77079

> **Re: SEACOR Marine Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 12, 2021**
> **File No. 001-37966**

Dear Mr. Llorca:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Components of Revenues and Expenses
Direct Vessel Profit, page 43

1. We note you have identified the measure Direct Vessel Profit (DVP) as a non-GAAP measure when applied to individual vessels, fleet categories or the combined fleet. You disclose that DVP is defined as operating revenues less direct operating expenses excluding leased-in equipment expense. We also note your disclosure that DVP has some limitations in that it does not take into account all expense related to the operation of the fleet and, more significantly, the Company. Please address the following related to this measure:

   • Clarify if the operating revenues used in your calculation of DVP include leased-in equipment revenue. To the extent operating revenues include revenue from leased-in equipment, please explain why you believe it is appropriate to exclude the related costs and expenses in your non-GAAP presentation.

- Tell us how you considered reconciling DVP to the most directly comparable GAAP measure, fully loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-3650 if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation